

March 9, 2011

B. Ben Baldanza
President and Chief Executive Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re:** **Spirit Airlines, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 28, 2011**
> **File No. 333-169474**

Dear Mr. Baldanza:

We have reviewed your responses to the comments in our letter dated December 23, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Business, page 87

Our Business Model, page 88

1. Please provide us with documentation showing that none of your competitors charge a low base fare and charge additional fees for frills to only those customers that choose to purchase extra products. Alternatively, please delete the words "[u]nlike our competitors" from the last sentence of the last complete paragraph on page 88.

Employees, page 99

2. We note your disclosure on page 99 that you believe relations with your employees and unions are generally good. We also note an article in the South Florida Sun-Sentinel dated January 26, 2011 that states that your unionized flight attendants picketed outside of your headquarters in Miramar, Florida at the end of January in connection with their contract that has been in negotiation since August 2007. Please advise.

Notes to Financial Statements, page F-7

Note 13. Leases, page F-23

3. Your disclosure related to your accounting for maintenance reserves does not appear entirely consistent with the explanation of your accounting under EITF 08-3 that you provided to the SEC's Office of the Chief Accountant in your submission dated January 14, 2011. For example, your disclosure does not state that you evaluate whether expected

maintenance reserve payments are substantively and contractually related to maintenance of the leased asset nor how you make such assessment (see pages 6 to 9 of your January 14, 2011 submission). Rather, your disclosure begins with an unqualified statement that reserve payments are recorded as prepaid maintenance deposits. Further, we believe your disclosure should distinguish between reserves that are (a) refundable for either qualifying maintenance or at the end of the lease term even if unused and (b) those that are refundable to you only for qualifying maintenance, with unused excess amounts not refunded at the end of the lease term. For the former, we understand that you account for such amounts as deposits and capitalize them when paid (consistent with the first sentence in your disclosure). For the latter, we understand the following:

- You evaluate reserve payments required under the leases to determine whether a portion of expected reserve payments is, in substance, additional rent;
- This evaluation involves estimating reserve payments and qualifying maintenance costs expected over each overhaul cycle and determining whether unused excess reserve payments are expected;
- The amount of reserve payments expected to be refunded for qualifying maintenance are accounted for as deposits and capitalized when paid; and
- The amount of excess reserve payments not expected to be refunded is recognized as contingent rent.

With regard to the last bulleted item above, your disclosure is not clear with regard to the timing of recognition. Your disclosure includes a statement that you "accrue maintenance deposits retained by the lessor at the expiration of the lease…when it becomes probable the maintenance reserves will not be recovered." It is not clear whether this sentence refers to amounts already paid to lessors and capitalized as deposits on your balance sheet or to amounts expected to be paid (or currently being paid) to lessors that are not expected to be refunded to you. If this disclosure relates to amounts to be paid (or currently being paid), it appears from your submission that these amounts are recognized as expense when paid. Also, we believe your disclosure of the timing of recognition with regard to the last bulleted item above should address instances in which the total payment is not expected to be refunded and instances in which portions of payments are not expected to be refunded (see your example in the last full paragraph on page 5 of your submission).

Please revise to clarify your overall disclosure and to address the matters identified above. For purposes of clarity of your disclosure, we believe you should refer to these payments generally as reserves and refer to the portion of reserves that you capitalize as deposits (rather than referring to all such payments as maintenance deposits, whether capitalized or not). Finally, as noted in comment 41 of our October 14, 2010 comment letter, please revise the phrase "When the Company determines that it is probable it will not recover amounts on deposit" to "When it is not probable we will recover amounts on deposit."

4. Considering the significance of prepaid aircraft maintenance deposits to your balance sheet, we believe that it will be useful to your investors to expand your note to disclose how you able to conclude that all capitalized maintenance reserves are probable of recovery. For example, we believe that it would be useful to your investors to disclose that you use the rate differential between the maintenance deposit rate and the engine shop visit to conclude that it is probable the maintenance deposits will be recovered. Please revise accordingly.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

B. Ben Baldanza
Spirit Airlines, Inc.
March 9, 2011
Page 4

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile: (650) 463-2600
       Anthony J. Richmond, Esq.
       Latham & Watkins LLP